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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

The Brink's Company

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

109696104

(CUSIP Number)

Jerome J. Lande
MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
(212) 586-4333

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

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September 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 10969104
1.	NAMES OF REPORTING PERSONS......MMI Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,189,900*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,189,900*
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,189,900*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN
* Includes 1,000,000 shares underlying call options

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CUSIP No. 10969104
1.	NAMES OF REPORTING PERSONS...MCM Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)	AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER	3,189,900*
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER
EACH REPORTING	9. SOLE DISPOSITIVE POWER	3,189,900*
PERSON WITH	10. SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,189,900*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	6.7%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO
* Includes 1,000,000 shares underlying call options

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ITEM 1. SECURITY AND ISSUES

                This Amendment No. 13 on Schedule 13D (this “Statement”) relates to the Common Stock, Par Value $1 Per Share (the “Common Stock”), of The Brink's Company, a Virginia corporation (the “Issuer”), the principal executive offices of which are located at 1801 Bayberry Court, Richmond, Virginia 23226-8100. This Amendment No. 13 amends and restates in full each of the items set forth below. Terms not defined in this Amendment No. 13 shall have the respective meanings given to such terms in the Schedule 13D as originally deemed filed on February 6, 2004 ("Original 13D").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The total purchase price of the 2,189,900 shares of Common Stock (the “Shares”) owned directly by MMI Investments as of the date of this Statement was $66,674,260; the source of funds was a combination of MMI’s working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions.

                 The total purchase price of the over-the-counter American-style call options (relating to the purchase of 1,000,000 shares of Common Stock) (the “Call Options”) purchased by MMI Investments was $12,119,323 (net of funds received from the sale of the over-the-counter American-style short call options less the amount paid in related covering transactions); the source of funds was a combination of MMI’s working capital and margin loans. These margin loans were obtained from Bear, Stearns & Co. Inc. and Merrill Lynch & Co. under customary terms and conditions.

ITEM 4. PURPOSE OF TRANSACTION

                 MMI Investments purchased the Shares and Call Options as part of its investment activities. The Reporting Persons intend to review and evaluate the investment by MMI Investments in the Common Stock of the Issuer on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Issuer, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of MMI Investments’ holdings of Common Stock or to enter into options or other derivative transactions relating to Common Stock, in the open market or through privately negotiated transactions, to reduce their exposure to market risk, to increase their exposure to shares of Common Stock, or for any other reason. As a part of such review and evaluation, the Reporting Persons may communicate with the Issuer’s management, directors and representatives and other shareholders and interested parties, including as described below.

                 On April 20, 2005, MMI Investments submitted to the Issuer's Board of Directors a letter and attachment, filed as Exhibit 2, hereto, discussing MMI's views concerning the desirability of the Issuer exiting BAX.

                 On December 15, 2006, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 3 hereto concerning a then-intended stockholder value proposal by an unaffiliated stockholder of the Issuer. A copy of the cover letter used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 4 hereto.

                 On March 30, 2007, MMI Investments submitted to the Issuer's Board of Directors the presentation, with attachments, filed as Exhibit 5 hereto recommending that the Issuer consider a spin-off of one of its two business segments for the reasons described in such presentation. A copy of the letter, with related enclosure, used to transmit a copy of such presentation to the Board of Directors of the Issuer is filed as Exhibit 6 hereto.

                 On July 11, 2007, MMI Investments submitted to the Issuer’s Board of Directors the letter, with attachments, filed as Exhibit 7 hereto presenting MMI's views concerning the potential desirability of a spin-off of one of its two business segments.

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                 In order to retain its flexibility to determine to increase MMI Investments’ holdings of Common Stock to more than 10% of the outstanding Common Stock of the Issuer, MMI Investments on August 8, 2007 notified the Issuer and filed a Notification and Report Form under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act") and request early termination of the waiting period pursuant to the HSR Act. MMI Investments was granted early termination of the waiting period pursuant to the HSR Act on August 24, 2007. The Reporting Persons are permitted under the HSR Act to purchase additional shares of Common Stock such that the Reporting Persons could hold up to $500 million (subject to adjustment from time to time in accordance with the HSR Act, with the current threshold being $630.8 million) in total market value of Common Stock at the time of such purchase. However, MMI Investments does not currently intend to purchase Common Stock of the Issuer if, as a result of the purchase, it would own more than 14.9% of the outstanding Common Stock (which would have represented a market value of approximately $451 million based on the number of shares outstanding at July 31, 2008 and the closing price on September 18, 2008).

                 On October 18, 2007, MMI Investments issued a press release announcing its intent to nominate four people for election as directors at the 2008 Annual Meeting of Stockholders and its intent to submit formal notice to the Issuer by the January 5, 2008 deadline pursuant to the Issuer's bylaws. A copy of the press release is attached as Exhibit 8 hereto and is incorporated herein by reference.

                 On November 30, 2007, MMI Investments delivered a letter to the Issuer, in compliance with the advance notice requirement in the Issuer’s bylaws and pursuant to the applicable provisions of the Virginia Stock Corporation Act, informing the Issuer of its proposal to nominate four candidates for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2008 annual meeting of stockholders (including any adjournment thereof, the “Annual Meeting”). The nominees are: John S. Dyson, Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr. (the “Nominees”). A copy of the press release issued on November 30, 2007, which contains additional information regarding the nominees and the reasons for the Reporting Persons’ decision to make these nominations, is attached hereto as Exhibit 9 and is incorporated herein by reference. Additional information will be contained (and available at www.sec.gov) in preliminary proxy material that MMI Investments expects to file with the Securities and Exchange Commission in connection with the Annual Meeting. On November 30, 2007, MMI Investments delivered a demand to the Issuer, pursuant to the Virginia Stock Corporation Act, to inspect the shareholder list and related records of the Issuer.

                 On December 12, 2007, MMI Investments transmitted a letter, filed as Exhibit 11 hereto and incorporated herein by reference, to the Monitor Group, the consulting firm retained by the Issuer to assist in the evaluation of the strategic options available to the Issuer, that, among other things, indicates MMI Investments’ availability to discuss its experience and insights regarding the Issuer.

                 On January 15, 2008, representatives of MMI Investments met with representatives of Monitor Group for the purpose of explaining MMI’s views with respect to strategic alternatives available to the Issuer.

                 On February 19, 2008, MMI Investments filed a preliminary proxy statement with the Securities and Exchange Commission with respect to the election of the Nominees. As of the date of such filing, MMI Investments intended to solicit proxies, in opposition to the proxy solicitation expected to be conducted by the Issuer's current management, for the purpose of electing the Nominees and replacing the four current directors of the Issuer up for reelection at the 2008 Annual Meeting.

                 On February 25, 2008, the Issuer issued a press release announcing that the Issuer’s Board of Directors (“Board”) had resolved to pursue a spin-off of 100% of its Brink’s Home Security division as configured for this purpose (“BHS”) in a single transaction (with no prior public offering of BHS equity securities) on a pro rata basis to all common shareholders of the Issuer (the “Spin-Off”). The Issuer also announced that it had entered into a letter agreement, dated February 25, 2008, with MMI Investments (the “Letter Agreement”) effecting the settlement and withdrawal of the above-referenced proxy contest that had sought the election of the Nominees to the Issuer’s Board at the 2008 Annual Meeting.

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                 Pursuant to the Letter Agreement, among other things: (i) the Issuer’s Board nominated and recommended the election of Carroll R. Wetzel, Jr. (“Wetzel”) for a three-year term as a director of the Issuer at the 2008 Annual Meeting; (ii) the Issuer will cause Wetzel, effective upon consummation of the Spin-Off, to be appointed to the board of directors of the entity that will hold the business of BHS following the consummation of the Spin-Off and the securities of which will be distributed to the Issuer’s shareholders in the Spin-Off (“Spinco”) (provided that Wetzel resigns from the Issuer’s Board effective upon consummation of the Spin-Off); (iii) the Issuer will cause Robert J. Strang (“Strang”), upon consummation of the Spin-Off and resignation by Wetzel, to be appointed to the Issuer’s Board to serve until the immediately following annual meeting of shareholders of the Issuer (provided that if Wetzel’s term would not have otherwise ended at such annual meeting, then the Issuer’s Board will nominate and recommend (and not withdraw) Strang for election to the Board at such annual meeting for a term continuing through the 2011 Annual Meeting); (iv) upon election or appointment, as applicable, the Issuer will cause the appointment of Wetzel and Strang as a member of board committees of the Issuer or Spinco, as applicable, specified in the Letter Agreement; (v) MMI Investments withdrew its proxy contest seeking to elect the Nominees to the Issuer’s Board at the 2008 Annual Meeting and the related demand for the Issuer’s shareholder list and related information; and (vi) MMI Investments voted all voting securities which it was entitled to vote at the 2008 Annual Meeting in favor of the election of each of the Issuer’s Board nominees (including Wetzel) standing for election at the 2008 Annual Meeting. The Issuer also agreed to reimburse out-of-pocket expenses incurred by MMI Investments in connection with the proxy contest and related matters, subject to a cap of $1 million. The foregoing summary description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is filed as Exhibit 12 hereto and incorporated herein by reference. In accordance with the Letter Agreement, MMI Investments has withdrawn such proxy contest and the related demand for the Issuer’s shareholder list and related information.

                 Other than as described in this Item 4, neither Reporting Person, nor, to the knowledge of each Reporting Person, any individuals listed on Schedule I, has any current plan or proposal that relates to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons reserve the right to develop such plans or proposals.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a)-(b)    Based on 47,372,320 shares of Common Stock outstanding as of July 31, 2008, as reported in the Issuer’s Form 10-Q filed on August 4, 2008, the Shares owned by MMI Investments (including the shares of Common Stock underlying the over-the-counter American-style call option exercisable through January 17, 2009) (the “Subject Shares”) represent approximately 6.7% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of the Subject Shares on the date of this Statement. However, by virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the Subject Shares owned by MMI Investments and have sole power over the voting and disposition of the Subject Shares as a result of its having the sole power to make voting and disposition decisions on behalf of MMI Investments with respect to the Subject Shares.

                 Except for the Subject Shares owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I, owns any Common Stock of the Issuer or has any right to acquire, directly or indirectly, any beneficial ownership of other Common Stock of the Issuer.

    (c)        Except for the open market transactions in American-style call options by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days or since the most recent filing on Schedule 13D (whichever is less) by MMI Investments, MCM, or, to either Reporting Person’s knowledge, any of the persons listed on Schedule I.

    (d)        No person other than MMI Investments is known to either Reporting Person to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the Subject Shares referred to in Item 5(a) above.

    (e)        Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock.

                 As of the close of business on September 18, 2008, MMI Investments had the following positions in over-the-counter American-style call options:

Class of Security	Number of Underlying Shares	Expiration Date	Strike Price ($)
Call Option	1,000,000	01/17/2009	65.00
Short Call Option	(500,000)	01/17/2009	90.00

                 In connection with the nominations of Messrs. Michel, Strang and Wetzel as described in Item 4 above, MMI Investments on November 29, 2007 entered into separate but substantively identical agreements with each of such individuals a copy of which is attached hereto as Exhibit 10 and incorporated herein by reference. While in effect, each such agreement provided, among other things, such Nominee with cash-settled stock appreciation rights that provided an opportunity, in certain circumstances, for such Nominee to receive a cash payment based on appreciation in the market price of the Issuer’s Common Stock between the date of the agreement and the date the appreciation right is exercised. Each such agreement was terminated in February 2008 in connection with the proxy contest settlement described in Item 4 above.

                 Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                      See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

        Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Date: September 19, 2008

MMI INVESTMENTS, L.P.

By: MCM Capital Management, LLC
       General Partner

By: /s/ JEROME J. LANDE
       Jerome J. Lande
       Executive Vice President

MCM CAPITAL MANAGEMENT, LLC

By: /s/ JEROME J. LANDE
       Jerome J. Lande
Executive Vice President

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SCHEDULE I

MCM Capital Management, LLC ("MCM")
Voting Members and Executive Officers

Name and Business Address	Position and Principal Occupation
John S. Dyson 1370 Avenue of the Americas New York, New York 10019	Voting Member and Chairman of MCM; Voting Member and Chairman of Millcap Advisors, LLC ("Millcap"), a Delaware limited liability company 1370 Avenue of the Americas, New York, New York 10019
Clay B. Lifflander 1370 Avenue of the Americas New York, New York 10019	Voting Member and President of MCM; Voting Member and President of Millcap

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SCHEDULE II

OPEN MARKET TRANSACTIONS OF OVER-THE-COUNTER
AMERICAN-STYLE OPTIONS OF ISSUER'S
COMMON STOCK BY MMI INVESTMENTS
DURING THE PAST 60 DAYS OR SINCE THE MOST
RECENT FILING ON SCHEDULE 13D
(WHICHEVER IS LESS)

Class of Security	Trade Date	Number of Call Options Purchased/(Sold)*	Price of Call Option Per Underlying Share ($)	Number of Shares Underlying Call Options
Call Option ($90.00 Strike Price)	9/18/08	5,000	0.36	500,000

_____________

* Expiration date - January 17, 2009

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EXHIBIT INDEX

Number	Description
1.	Joint Filing Agreement dated as of February 6, 2004, by and between MMI Investments and MCM (incorporated by reference to Exhibit 1 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
2.
Letter and attachment, dated April 20, 2005, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 2 to Amendment No. 1 to the Schedule 13D filed on April 20, 2005).
3.
Presentation and related attachments, dated December 15, 2006, of MMI Investments regarding its intended vote with respect to the Stockholder Value Proposal and the reasons therefor (incorporated by reference to Exhibit 3 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
4.
Cover letter, dated December 15, 2006, from MMI Investments to the Board of Directors of The Brink's Company (incorporated by reference to Exhibit 4 to Amendment No. 4 to the Schedule 13D filed on December 18, 2006).
5.
Presentation and related attachments, dated March 30, 2007, of MMI Investments regarding consideration of a spin-off transaction (incorporated by reference to Exhibit 5 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
6.
Letter, dated March 30, 2007, from MMI Investments to the Board of Directors of the Brink's Company and related enclosure (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Schedule 13D filed on April 2, 2007).
7.
Letter, dated July 11, 2007, from MMI Investments to the Board of Directors of The Brink’s Company and related attachments (incorporated by reference to Exhibit 7 to Amendment No. 6 to the Schedule 13D filed on July 12, 2007).
8.
Press Release of MMI Investments dated October 18, 2007, stating that MMI Investments intends to submit by the January 5, 2008 deadline its formal notice of nominees for election as directors at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 8 to Amendment No. 8 to the Schedule 13D filed on October 18, 2007).
9.
Press Release of MMI Investments dated November 30, 2007 regarding nominees for election as directors at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 9 to Amendment No. 9 to the Schedule 13D filed on November 30, 2007).
10.
Form of Agreement dated as of November 29, 2007 between MMI Investments and each of Peter A. Michel, Robert J. Strang, and Carroll R. Wetzel, Jr., nominees for election as a director at the 2008 Annual Meeting of Stockholders (incorporated by reference to Exhibit 10 to Amendment No. 9 to the Schedule 13D filed on November 30, 2007).
11.	Letter, dated December 12, 2007, from MMI Investments to Monitor Group (incorporated by reference to Exhibit 11 to Amendment No. 10 to the Schedule 13D filed on December 12, 2007).
12.	Letter agreement between MMI Investments and the Issuer, dated February 25, 2008 (incorporated by reference to Exhibit 12 to Amendment No. 11 to the Schedule 13D filed on February 25, 2008).

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